August 31, 2004

RECEIVED
2004 SEP -1 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telep[redacted]
Fax 1
http:/

04036647

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of the Second Quarterly Report for the six months ended July 31, 2004 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dle 9/2

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of ________, 2004.

____

Name:
Title:

BOMBARDIER

RECEIVED
2004 SEP -1 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE





Second
QUARTERLY REPORT
Six months ended July 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
All amounts in this Management's Discussion and Analysis (MD&A) are in U.S. dollars and tabular figures are in millions of U.S. dollars, unless otherwise indicated.

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this report are in U.S. dollars, unless otherwise indicated. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at the balance sheet date for assets and liabilities, and the average exchange rate for the corresponding periods for the consolidated statements of income and consolidated statements of cash flows items. Equity transactions have been translated at historical rates for the last five years with opening equity on February 1, 1999 translated at the exchange rate on that date. The net adjustment arising from the effect of the translation has been included in the deferred translation adjustment account in shareholders' equity.

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA); earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT); and earnings (loss) before income taxes (EBT), before special items, and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant portion of the users of its Consolidated Financial Statements and MD&A analyse the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

CONSOLIDATED RESULTS

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Revenues	**$ 3,876**	$ 3,818	**$ 7,404**	$ 7,150
Cost of sales	**3,389**	3,218	**6,600**	6,001
Margin	**487**	600	**804**	1,149
Operating expenses[1]	**255**	302	**505**	558
Depreciation and amortization	**137**	125	**282**	287
Interest expense, net	**46**	37	**91**	75
EBT before special items	**49**	136	**(74)**	229
Special items	**(5)**	(28)	**(91)**	(37)
EBT	**44**	108	**(165)**	192
Income tax expense (recovery)	**21**	38	**(14)**	67
Income (loss) from continuing operations	**23**	70	**(151)**	125
Loss from discontinued operations, net of tax[2]	**-**	(2)	**-**	(3)
Net income (loss)	**$ 23**	$ 68	**$ (151)**	$ 122
Basic and diluted earnings (loss) per share (in dollars)	**$ 0.01**	$ 0.04	**$ (0.09)**	$ 0.07

[1] Comprised of selling, general and administrative and research and development expenses.
[2] Represents the result of operations of the Corporation's former recreational products segment, which was sold on December 18, 2003.

The $58-million and $254-million increases in consolidated revenues for the three- and six-month periods ended July 31, 2004 compared to the same periods last fiscal year mainly reflect higher revenues in the transportation segment. For the three-month period ended July 31, 2004, the increase was partially offset by lower revenues in the aerospace segment.

The margin was $487 million, or 13% of revenues, for the three-month period ended July 31, 2004, compared to $600 million, or 16% of revenues, for the same period last fiscal year. This decrease is mainly due to lower margins in the aerospace and the transportation segments. For the six-month period ended July 31, 2004, the margin was $804 million, or 11% of revenues, compared to $1.1 billion, or 16% of revenues, for the same period last fiscal year. This decrease mainly results from a lower margin in the transportation segment.

The $47-million and $53-million decreases in operating expenses for the three- and six-month periods ended July 31, 2004 compared to the same periods last fiscal year reflect lower operating expenses in all segments.

The increase of $12 million in depreciation and amortization for the three-month period ended July 31, 2004 compared to the same period last fiscal year is due to higher depreciation in the aerospace and transportation segments, partially offset by lower depreciation in the Bombardier Capital (BC) segment. For the six-month period ended July 31, 2004, the decrease of $5 million compared to the same period last fiscal year is mainly due to lower depreciation in the BC and transportation segments, partially offset by higher depreciation in the aerospace segment.

Net interest expense of the manufacturing segments increased by $9 million and $16 million for the three- and six-month periods ended July 31, 2004, compared to the same periods last fiscal year (BC's interest expense is classified as cost of sales). These increases mainly result from the allocation of a portion of the Corporation's total interest cost to discontinued operations for the three- and six-month periods ended July 31, 2003, compared to no allocation for the same periods in the current fiscal year. Furthermore, the Corporation took advantage of attractive terms and low interest rates by issuing $750 million of long-term notes in April 2004, which generated higher interest costs in aggregate. These increases were partially offset by higher interest income due to higher cash and cash equivalents.

The effective income tax rate was 47.7% for the three-month period ended July 31, 2004, compared to 35.2% for the same period last fiscal year. The variation in the effective income tax rate is mainly due to the non-recognition of income tax benefits related to operating losses in certain jurisdictions in the transportation segment. For the six-month period ended July 31, 2004, the effective income tax recovery rate was 8.5%, compared to an effective income tax rate of 34.9% for the same period last fiscal year. The variation is mainly due to the non-recognition of certain income tax benefits related to the restructuring initiative and operating losses in certain jurisdictions in the transportation segment.

Bombardier's order backlog as at July 31, 2004 totalled $32.9 billion, compared to an order backlog of $34.6 billion as at January 31, 2004. This reduction for the six-month period ended July 31, 2004 is mainly due to a decrease in the transportation segment backlog.

BOMBARDIER AEROSPACE

Analysis of results

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Segmented revenues				
Manufacturing				
Regional aircraft	$ **959**	$ 1,211	$ **1,791**	$ 1,985
Business aircraft	**456**	349	**791**	704
Other	**53**	49	**105**	103
	1,468	1,609	**2,687**	2,792
Services[1]	**266**	247	**572**	484
Other[2]	**218**	196	**452**	384
Total revenues	**1,952**	2,052	**3,711**	3,660
Cost of sales	**1,726**	1,783	**3,269**	3,176
Margin	**226**	269	**442**	484
Operating expenses[3]	**97**	105	**191**	199
EBITDA before special items	**129**	164	**251**	285
Depreciation and amortization	**87**	71	**182**	140
EBIT before special items	**42**	93	**69**	145
Interest expense, net	**54**	46	**104**	95
EBT before special items	**(12)**	47	**(35)**	50
Special items	**-**	(28)	**-**	(37)
EBT	$ **(12)**	$ 19	$ **(35)**	$ 13

(1) Includes revenues from Defence Services, spare parts, the *Bombardier Flexjet* program and product support activities.
(2) Comprised mainly of sales of pre-owned aircraft.
(3) Comprised of selling, general and administrative and research and development expenses.

Effective the first quarter of fiscal year 2005, Bombardier Aerospace prospectively changed its revenue recognition policy for sales of fractional shares (see the accounting and reporting developments section in this MD&A for further details). Under the former accounting policy, total revenues would have been higher by $49 million and $89 million for the three- and six-month periods ended July 31, 2004.

The decreases in manufacturing revenues of $141 million and $105 million for the three- and six-month periods ended July 31, 2004, compared to the same periods last fiscal year, are mainly the result of lower deliveries of regional aircraft and wide-body aircraft interiors and the previously-mentioned change in the revenue recognition policy for the sale of fractional shares. These decreases were partially offset by increased deliveries and a favourable mix of business aircraft. The increases in service revenues of $19 million and $88 million for the three- and six-month periods ended July 31, 2004 are mainly due to higher spare parts and product support sales, partially offset by lower revenues from Defence Services, due to the sale of Military Aviation Services in October 2003. Other revenues increased by $22 million and $68 million for the three- and six-month periods ended July 31, 2004, mainly as a result of a favourable mix of pre-owned aircraft sold. In addition, other revenues for the six-month period ended July 31, 2004 benefited from higher volumes of pre-owned aircraft sold compared to the same period last fiscal year.

The margin was $226 million, or 12% of revenues, for the three-month period ended July 31, 2004, compared to $269 million, or 13% of revenues, for the same period last fiscal year. For the six-month period ended July 31, 2004, the margin was $442 million, or 12% of revenues, compared to $484 million, or 13% of revenues, for the same period last fiscal year. The decreases in the margin percentage reflect the negative effect of higher effective exchange rates for the Canadian dollar compared to the U.S. dollar (which amounted to $46 million and $67 million for the three- and six-month periods ended July 31, 2004) and higher sales incentive costs due to the continued difficult financial position of major airlines in North America, partially offset by improved margins due to a favourable volume and mix of the business aircraft deliveries and improved margins on the sale of pre-owned aircraft. Cost of sales for the six-month period ended July 31, 2004 includes $12 million of severance and other involuntary termination costs, compared to no such costs for the six-month period ended July 31, 2003.

The decrease of $8 million in operating expenses for the three- and six-month periods ended July 31, 2004 compared to the same periods last fiscal year reflects cost reduction measures.

The increases of $16 million and $42 million in depreciation and amortization for the three- and six-month periods ended July 31, 2004, compared to the same periods last fiscal year are mainly due to the amortization of tooling for the *Bombardier Challenger 300* and the *Bombardier Learjet 40* aircraft programs, that began in the fourth quarter of fiscal year 2004, and from the effect of the currency adjustment resulting from the change in reporting currency effective February 1, 2004. Depreciation and amortization includes $65 million and $127 million for program tooling for the three- and six-month periods ended July 31, 2004, compared to $45 million and $87 million for the same periods last fiscal year.

As a result of the Corporation's interest allocation method described in note 16 to the interim consolidated financial statements, net interest expense for the three- and six-month periods ended July 31, 2004 amounted to $54 million and $104 million, compared to $46 million and $95 million for the same periods last fiscal year.

Special items recorded in the three- and six-month periods ended July 31, 2003 were mainly related to severance and other involuntary termination costs in connection with the reduction in employment levels at facilities in Montréal, Toronto and Belfast.

As a result, the EBT margins were negative 0.6% and 0.9% for the three- and six-month periods ended July 31, 2004, compared to EBT margins of 0.9% and 0.4% for the same periods last fiscal year.

For fiscal year 2005, Bombardier Aerospace expects to generate a positive free cash flow and to be around break-even at the EBT level.

Backlog

The order backlog amounted to $10.8 billion as at July 31, 2004, compared to $10.9 billion as at January 31, 2004 (including $1.2 billion and $1.1 billion respectively for Defence Services). Higher deliveries versus net orders received for regional aircraft have been counterbalanced by higher net orders received versus deliveries for business aircraft. As at July 31, 2004, the order backlog reflects 60 net orders received during the six-month period ended July 31, 2004 for business aircraft.

Total aircraft deliveries for fiscal year 2005 are expected to remain at a similar level to that of fiscal year 2004.

Business aircraft

Following the receipt of certification from the Federal Aviation Administration (FAA) in July 2003, the *Learjet 40* aircraft received Transport Canada certification in June 2004.

Also in June 2004, the FAA approved the *Bombardier Learjet 45 XR* aircraft Honeywell engine upgrade, which is the final step in allowing Bombardier Aerospace to offer a complete *Learjet XR* package. Aircraft certification by the European Aviation Safety Agency is expected in the fourth quarter of fiscal year 2005.

Business aircraft deliveries were as follows:

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Bombardier Learjet 31A	**-**	1	**-**	1
Bombardier Learjet 40	**3**	-	**6**	-
Bombardier Learjet 45	**6**	2	**11**	9
Bombardier Learjet 60	**2**	3	**3**	5
Bombardier Challenger 300	**4**	-	**7**	-
Bombardier Challenger 604	**6**	6	**13**	10
Bombardier Global Express	**5**	2	**7**	5
	26	14	**47**	30

During the three- and six-month periods ended July 31, 2004, business aircraft deliveries increased compared to the same periods last fiscal year as a result of the entry into service of the *Challenger 300* and the *Learjet 40* aircraft in the fourth quarter of fiscal year 2004, as well as from improved economic conditions in the business aircraft market.

Deliveries of aircraft under the fractional ownership program, for which revenues ceased to be recognized upon delivery effective February 1, 2004 (see the accounting and reporting developments section on page 16 of this MD&A for further details) were as follows:

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Bombardier Learjet 40	**1**	-	**2**	-
Bombardier Learjet 45	**-**	3	**-**	3
Bombardier Learjet 60	**-**	2	**-**	2
Bombardier Challenger 300	**2**	-	**4**	-
	3	5	**6**	5

An aircraft delivery is included in the above table when more than 50% of its fractional shares have been sold to external customers. These deliveries are not included in the business aircraft deliveries table.

During the six-month period ended July 31, 2004, Bombardier Aerospace received 60 net orders for business aircraft, compared to 24 net orders for the same period last fiscal year. This increase reflects a recovery in the business aircraft market.

Regional aircraft

Regional aircraft deliveries were as follows:

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Bombardier CRJ200	**26**	39	**55**	73
Bombardier CRJ700	**14**	16	**25**	27
Bombardier CRJ900	**5**	3	**11**	4
Bombardier Q100/Q200	**1**	-	**1**	-
Bombardier Q300	**2**	4	**3**	5
Bombardier Q400	**4**	4	**4**	4
	52	66	**99**	113

The decreases in regional aircraft deliveries for the three- and six-month periods ended July 31, 2004 are mainly due to lower deliveries of *Bombardier CRJ200* aircraft. Accordingly, as planned, the production rate of this aircraft will be reduced in the third quarter of fiscal year 2005 to align production levels to the current delivery profile.

Regional aircraft orders were as follows:

				Three months ended July 31, 2004	Three months ended July 31, 2003
	Orders	**Cancellations**	**Swaps**	**Net orders**	Net orders
Bombardier CRJ200	**22**	**-**	**(23)**	**(1)**	44
Bombardier CRJ700	**-**	**-**	**22**	**22**	5
Bombardier CRJ900	**-**	**-**	**-**	**-**	-
Bombardier Q100/Q200	**-**	**-**	**-**	**-**	-
Bombardier Q300	**-**	**-**	**-**	**-**	-
Bombardier Q400	**5**	**-**	**1**	**6**	-
	27	**-**	**-**	**27**	49

				Six months ended July 31, 2004	Six months ended July 31, 2003
	Orders	**Cancellations**	**Swaps**	**Net orders**	Net orders
Bombardier CRJ200	**54**	**(2)**	**(20)**	**32**	44
Bombardier CRJ700	**7**	**-**	**16**	**23**	5
Bombardier CRJ900	**-**	**-**	**6**	**6**	-
Bombardier Q100/Q200	**1**	**-**	**-**	**1**	1
Bombardier Q300	**1**	**-**	**(3)**	**(2)**	-
Bombardier Q400	**10**	**-**	**1**	**11**	17
	73	**(2)**	**-**	**71**	67

The following orders are included in the tables of regional aircraft orders:

- On July 16, 2004, Air Nostrum, which provides regional air service for its parent, Iberia, Líneas Aéreas de España SA, placed an order for 20 *CRJ200* aircraft, valued at approximately $510 million. Air Nostrum has the right to convert some or all of these aircraft to other Bombardier regional aircraft models, including the *Bombardier CRJ700* and *CRJ900* jets and the *Bombardier Q400* turboprop. Deliveries are expected to begin in the third quarter of fiscal year 2005.

- On June 28, 2004, Bombardier announced an order from Japan Air Commuter, a subsidiary of Japan Airlines System Corporation, for four *Q400* aircraft, three orders of which were recorded in the second quarter of fiscal year 2005 and one of which was recorded during the first quarter of fiscal year 2005. Deliveries began in the second quarter of fiscal year 2005.

- On April 28, 2004, Bombardier received an order for four *Q400* aircraft from All Nippon Airways Co. Ltd. (ANA) of Tokyo. On July 30, 2004, ANA ordered two additional *Q400* aircraft. Deliveries began in the second quarter of fiscal year 2005.

- On March 2, 2004, Atlantic Southeast Airlines, a Delta Connection wholly-owned subsidiary, converted 32 options into firm orders for *CRJ200* aircraft. The value of this order is approximately $780 million and deliveries are scheduled to begin in the fourth quarter of fiscal year 2005.

On July 28, 2004, US Airways reached an interim agreement with General Electric Company and Bombardier, by which 19 *CRJ200* aircraft deliveries scheduled to begin in the third quarter of fiscal year 2005 were deferred to fiscal years 2006 and 2007. The agreement includes the conversion of 23 *CRJ200* to 23 *CRJ700* aircraft, with an option to buy *CRJ900* aircraft, subject to an agreement with its pilot union.

As at July 31, 2004, Bombardier Aerospace's order backlog, options and conditional orders for regional aircraft consisted of the following:

	Aircraft on firm order	Options and conditional orders	Total
Bombardier CRJ200	128	666	794
Bombardier CRJ700	94	452	546
Bombardier CRJ900	21	26	47
Bombardier Q100/Q200	1	2	3
Bombardier Q300	1	1	2
Bombardier Q400	30	63	93
	275	1,210	1,485

Aircraft Services

As at July 31, 2004, the number of customers owning shares under the North American *Flexjet* program decreased to 593 from 627 as at January 31, 2004. The *Flexjet* program included 89 aircraft in service in North America as at July 31, 2004, compared to 100 aircraft as at January 31, 2004.

Under the European and Asia-Pacific *Flexjet* programs and the *Bombardier Skyjet* program, the number of customers with an hourly flight time entitlement contract increased to 190 as at July 31, 2004 from 140 as at January 31, 2004.

These changes reflect the shift in the industry from fractional share ownership programs to hourly flight time entitlement programs.

Labour Relations

On May 24, 2004, Belfast employees from Amicus, the Amalgamated Transport & General Workers Union and the General Machinists & Boilermakers approved a new collective agreement. The contract will expire on January 24, 2007.

BOMBARDIER TRANSPORTATION

On March 16, 2004, the Board of Directors approved a restructuring initiative to reduce the cost structure of the transportation segment. The initiative contemplates a reduction in workforce of approximately 6,600 positions and the closure of seven production sites in five European countries. The restructuring initiative was launched as a result of significant plant manufacturing overcapacity. The total costs of the restructuring initiative are estimated at $583 million, $91 million of which was recorded in the current fiscal year, and $349 million of which was recorded in the fourth quarter of the fiscal year ended January 31, 2004. The charge of $5 million recorded in the three-month period ended July 31, 2004 relates to additional asset impairments, and the charge of $91 million recorded in the six-month period ended July 31, 2004 mainly reflects severance and other involuntary termination costs, as well as site closure costs in connection with this restructuring initiative. The charge recorded in fiscal year 2004 was mainly related to severance and other involuntary termination costs, as well as property, plant and equipment write-downs.

The restructuring initiative is essentially on schedule. The Amadora site in Portugal and the Doncaster site in the United Kingdom ceased manufacturing activities in May and June 2004 respectively, both ahead of schedule. As planned, approximately 1,500 employees, including contractual employees, have been terminated as of July 31, 2004.

The costs related to the restructuring initiative and related net cash outflows are expected to be as follows for the remainder of fiscal year 2005 and fiscal year 2006:

	Q3-Q4 2005	2006	Total
Severance and other involuntary termination costs	$ 24	$ 24	$ 48
Other[1]	48	47	95
	$ 72	$ 71	$ 143
Net cash outflows	$ 135	$ 225	$ 360

[1] Comprised of lease termination costs and environmental costs, as well as other costs.

Net cash outflows related to the restructuring initiative amounted to $30 million and $49 million for the three- and six-month periods ended July 31, 2004.

Analysis of results

	Three months ended July 31, 2004	Three months ended July 31, 2003	Six months ended July 31, 2004	Six months ended July 31, 2003
Segmented revenues				
Manufacturing	**$ 1,709**	$ 1,542	**$ 3,263**	$ 3,053
Services[1]	**138**	145	**273**	273
	1,847	1,687	**3,536**	3,326
Cost of sales	**1,629**	1,421	**3,266**	2,802
Margin	**218**	266	**270**	524
Operating expenses[2]	**139**	173	**272**	311
EBITDA before special items	**79**	93	**(2)**	213
Depreciation and amortization	**36**	27	**70**	84
EBIT before special items	**43**	66	**(72)**	129
Interest income, net	**(8)**	(9)	**(13)**	(20)
EBT before special items	**51**	75	**(59)**	149
Special items	**(5)**	-	**(91)**	-
EBT	**$ 46**	$ 75	**$ (150)**	$ 149

[1] Comprised of maintenance, operations and other service contracts.
[2] Comprised of selling, general and administrative and research and development expenses.

Segmented revenues by geographic region

	Three months ended July 31, 2004	Three months ended July 31, 2003	Six months ended July 31, 2004	Six months ended July 31, 2003
Europe	**$ 1,532**	$ 1,180	**$ 2,944**	$ 2,410
North America	**261**	405	**473**	703
Asia-Pacific	**43**	101	**103**	182
Other	**11**	1	**16**	31
	$ 1,847	$ 1,687	**$ 3,536**	$ 3,326

The increase in manufacturing revenues of $167 million for the three-month period ended July 31, 2004 compared to the same period last fiscal year is mainly due to the positive effect of foreign currency fluctuations resulting from the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $160 million, as well as higher revenues in the U.K. This increase was partially offset by lower revenues in North America. For the six-month period ended July 31, 2004, manufacturing revenues increased by $210 million compared to the same period last fiscal year. This increase is mainly due to the previously-mentioned positive effect of currency fluctuations amounting to approximately $310 million, as well as higher revenues in the U.K. This increase was partially offset by contract adjustments recorded during the three-month period ended April 30, 2004 and lower revenues in North America.

The margin was $218 million, or 12% of revenues, for the three-month period ended July 31, 2004, compared to $266 million, or 16% of revenues, for the same period last fiscal year. For the six-month period ended July 31, 2004, the margin was $270 million, or 8% of revenues, compared to $524 million, or 16% of revenues, for the same period last fiscal year. These decreases in the margin percentage are mainly due to the deterioration in the profitability of significant contracts during the fourth quarter of the last fiscal year and the first quarter of the current fiscal year, which are now accounted for at a lower margin. In addition, the margin percentage for the six-month period ended July 31, 2004 compared to the six-month period ended July 31, 2003 was impacted by contract adjustments recorded in the first quarter, a significant amount of which related to a single division, Total Transit Systems.

Operating expenses decreased by $34 million and $39 million for the three- and six-month periods ended July 31, 2004 compared to the same periods last fiscal year. These decreases mainly result from cost reduction programs implemented during the current fiscal year.

Depreciation and amortization for the six-month period ended July 31, 2004 decreased by $14 million compared to the same period last fiscal year, mainly as a result of a lower property, plant and equipment base due to significant write-downs recorded during the fourth quarter of the fiscal year ended January 31, 2004.

The EBT margins before special items were 2.8% and negative 1.7% for the three- and six-month periods ended July 31, 2004, compared to EBT margins before special items of 4.4% and 4.5% for the same periods last fiscal year.

The EBT margins were 2.5% and negative 4.2% for the three- and six-month periods ended July 31, 2004 compared to 4.4% and 4.5% for the same periods last fiscal year.

Over the next quarters, Bombardier Transportation expects to achieve EBT margins before special items similar to the EBT margin before special items for the three-month period ended July 31, 2004.

Backlog

Bombardier Transportation's order backlog was as follows:

(billions of U.S. dollars)	**July 31, 2004**	January 31, 2004
Manufacturing	**$ 17.3**	$ 18.8
Services	**4.8**	4.9
	$ 22.1	$ 23.7

Order intake totalled $1.3 billion and $2.2 billion for the three- and six-month periods ended July 31, 2004. The decrease in the value of the order backlog as at July 31, 2004 compared to January 31, 2004 reflects an excess of revenues over order intake, mainly in the first quarter of fiscal year 2005. In addition, the order backlog was negatively impacted by a foreign exchange adjustment of approximately $300 million, mainly due to the weakening of the euro versus the U.S. dollar.

Major orders

Bombardier Transportation received the following major orders during the six-month period ended July 31, 2004:

Client	Product	Number of cars	Manufacturing	Services
Yong-In (Korea)	Fully-automated rapid transit system	30	$ 200	$ 120
Metropolitan Transportation Authority / Metro-North Railroad (U.S.)	Electric multiple units	120	206	-
RENFE (Spain)	Maintenance of RENFE AVE high-speed trains	16	-	159
RENFE (Spain)	High-speed power heads	44	122	-
Porterbook Leasing Ltd. (U.K.)	Refurbishment of class 455 electric multiple units	364	-	114

BOMBARDIER CAPITAL

The following table presents total finance receivables and assets under operating leases before allowance for credit losses:

	July 31, 2004	January 31, 2004
Continued portfolios		
Inventory finance	$ 1,643	$ 1,865
Receivable financing[(1)]	39	63
	1,682	1,928
Commercial aircraft		
Interim financing	715	516
Long-term leasing	257	282
	972	798
Total continued portfolios	2,654	2,726
Wind-down portfolios		
Business aircraft		
Loans and finance leases	180	200
Pre-owned	53	174
	233	374
Manufactured housing	197	234
Consumer finance	117	147
Industrial equipment	51	67
Railcar leasing	37	39
Other	41	69
Total wind-down portfolios	676	930
	$ 3,330	$ 3,656

(1) Represents financing provided to the Corporation's former recreational products segment.

Finance receivables and assets under operating leases as at July 31, 2004 decreased by $326 million, or 9%, compared to January 31, 2004. This variation is mainly due to a decrease in the inventory finance portfolio, consistent with the lower cyclical level of activities for the underlying portfolios, as well as a decrease in the wind-down portfolios of $254 million, or 27%, mainly arising from a reduction in the business aircraft and manufactured housing portfolios. These decreases were partially offset by an increase in the commercial aircraft interim financing portfolio.

BC also manages an off-balance sheet railcar leasing portfolio and other off-balance sheet portfolios totalling $649 million and $44 million respectively as at July 31, 2004, compared to $651 million and $63 million respectively as at January 31, 2004.

Average assets under management (the aggregate of the average for the corresponding periods of the on-balance sheet finance receivables and assets under operating leases and the railcar leasing and other off-balance sheet portfolios) amounted to $4.3 billion for the quarter ended July 31, 2004, compared to $5.5 billion for the quarter ended July 31, 2003. For the six-month period ended July 31, 2004, average assets under management amounted to $4.4 billion, compared to $5.8 billion for the same period last fiscal year. These decreases are mainly due to the reduction in the wind-down portfolios, particularly the receivable factoring and business aircraft portfolios, partially offset by an increase in the commercial aircraft interim financing portfolio.

Segmented revenues amounted to $107 million for the quarter ended July 31, 2004, compared to $127 million for the same quarter last fiscal year. For the six-month period ended July 31, 2004, revenues were $215 million, compared to $273 million for the same period last fiscal year. These decreases in revenues are consistent with the reduction in average assets under management.

EBT amounted to $10 million for the quarter ended July 31, 2004, compared to $14 million for the same quarter last fiscal year. For the six-month period ended July 31, 2004, EBT was $20 million, compared to $30 million for the same period last fiscal year. These decreases in EBT are mainly the result of the reduction in net margin resulting from the decrease in the wind-down portfolios, partially offset by lower non-interest expenses and improved credit quality trends.

The loan-to-value ratio of the business aircraft loans and finance leases portfolio was 85.8% as at July 31, 2004, compared to 92.2% as at January 31, 2004. This improvement results from lower carrying values as a result of additional reserves recorded and principal repayments. Market values remained stable as continued declines in the values of older, out-of-production aircraft were offset by increases in the values of newer aircraft.

BC also services manufactured housing portfolios in public securitization vehicles amounting to $1.1 billion as at July 31, 2004 ($1.2 billion as at January 31, 2004).

FINANCIAL POSITION

Bombardier

Consolidated assets for the manufacturing segments amounted to $16.2 billion as at July 31, 2004, compared to $15.4 billion as at January 31, 2004, for an increase of $793 million. The increase in cash and cash equivalents was partially offset by a decrease in inventories and property, plant and equipment.

Inventories are presented net of the related advances and progress billings on long-term contracts and aerospace programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories were $7.5 billion as at July 31, 2004 ($4.1 billion net of advances and progress billings), compared to $7.2 billion ($4.3 billion net of advances and progress billings) as at January 31, 2004. This increase in gross inventories is mainly due to a higher level of inventories in the transportation segment and a higher level of finished products in the aerospace segment. Total advances and progress billings amounted to $5.8 billion as at July 31, 2004, compared to $5.6 billion as at January 31, 2004, $2.4 billion of which is shown as liabilities as at July 31, 2004, compared to $2.7 billion as at January 31, 2004. This increase in total advances and progress billings as at July 31, 2004 compared to January 31, 2004 is mainly due to higher advances in the transportation segment.

Property, plant and equipment amounted to $3.3 billion as at July 31, 2004, compared to $3.4 billion as at January 31, 2004. This decrease is due to depreciation exceeding net additions to property, plant and equipment.

Long-term debt amounted to $2.8 billion as at July 31, 2004, compared to $2.1 billion as at January 31, 2004. This increase is mainly due to the issuance in April 2004 of $500 million of notes bearing interest at 6.3% due in 2014, and $250 million of notes bearing interest at 7.45% due in 2034.

Accrued benefit liabilities (net of accrued benefit assets) amounted to $421 million as at July 31, 2004, compared to $557 million as at January 31, 2004. This net decrease is mainly due to a voluntary contribution to the aerospace pension plans in the U.K. in February 2004, amounting to $182 million.

BC

Finance receivables before allowance for credit losses amounted to $3.0 billion as at July 31, 2004, compared to $3.2 billion as at January 31, 2004. This change is mainly due to a decrease in the inventory finance portfolio, consistent with the lower cyclical level of activities in the underlying portfolios, as well as a decrease in the wind-down portfolios, partially offset by an increase in the commercial aircraft interim financing portfolio.

Assets under operating leases amounted to $303 million as at July 31, 2004, compared to $472 million as at January 31, 2004. This decrease is mainly due to the continued reduction in the wind-down portfolios, principally the business aircraft portfolios.

Other assets amounted to $371 million as at July 31, 2004, compared to $725 million as at January 31, 2004. This decrease is due to the repayment in fiscal year 2005 of the loan made by BC in fiscal year 2004 in connection with a financing transaction entered into for term-debt management.

CASH FLOWS

Bombardier

Bombardier's cash flows from operating activities amounted to $97 million for the quarter ended July 31, 2004, compared to a use of $150 million for the quarter ended July 31, 2003. This improvement of $247 million mainly results from the variation in net changes in non-cash balances related to operations, which was negative $69 million for the quarter ended July 31, 2004, compared to negative $351 million for the same period last fiscal year.. For the six-month period ended July 31, 2004, cash flows used in operating activities amounted to $57 million, compared to $1.3 billion for the same period last fiscal year. The improvement of $1.2 billion is mainly due to the variation in net changes in non-cash balances related to operations, which was negative $212 million for the six-month period ended July 31, 2004, compared to negative $1.7 billion for the same period last fiscal year. The net changes in non-cash balances for the three- and six-month periods ended July 31, 2003 were negatively impacted by increases in receivables and pre-owned aircraft inventory for approximately $200 million and $700 million respectively, following the discontinuance of certain financing activities with BC. (See note 11 to the interim consolidated financial statements for the details of the net changes in non-cash balances related to operations.)

Bombardier's net additions to property, plant and equipment totalled $47 million for the quarter ended July 31, 2004, compared to $28 million for the quarter ended July 31, 2003. On a year-to-date basis, Bombardier's net additions to property, plant and equipment totalled $107 million, compared to $72 million for the same period last fiscal year.

As a result, Bombardier's free cash flow, defined as cash flows from operating activities less net additions to property, plant and equipment, amounted to $50 million for the second quarter of the current fiscal year, compared to a use of $178 million for the second quarter of last fiscal year. For the six-month period ended July 31, 2004, Bombardier's free cash flow amounted to a use of $164 million compared to a use of $1.4 billion for the same period last fiscal year.

The following table presents the free cash flow by segment for the six-month period ended July 31, 2004:

	Aerospace	Transportation	Total
EBT	$ (35)	$ (150)	$ (185)
Non cash items:			
Depreciation and amortization			
Program tooling	127	-	127
Other	55	70	125
Stock-based compensation expense	2	1	3
Special items	-	91	91
Net changes in non-cash balances related to operations	(141)	(73)	(214)
Net additions to property, plant and equipment	(88)	(19)	(107)
	$ (80)	$ (80)	$ (160)
Income taxes[1]			(4)
Free cash flow			$ (164)

[1] Income taxes are not allocated to segments.

Net changes in non-cash balances related to operations resulted in a negative cash flow of $141 million in the aerospace segment, mainly due to payments made to pension plans in the U.K. and of $73 million in the transportation segment, mainly due to payments made in connection with the restructuring initiative announced in March 2004.

During the three-month period ended July 31, 2004, BC made net advances and subordinated loans to Bombardier totalling $626 million, compared to $324 million for the same period last fiscal year. On a year-to-date basis, BC's net advances and subordinated loans to Bombardier totalled $644 million, compared to $182 million for the same period last fiscal year.

Bombardier's cash flows from financing activities amounted to a use of $75 million for the quarter ended July 31, 2004, compared to a use of $189 million for the quarter ended July 31, 2003. The cash flows from financing activities for the quarter ended July 31, 2004 reflect dividends paid of $65 million. The cash flows from financing activities for the quarter ended July 31, 2003 reflect the repayment of debentures for $106 million and dividends paid amounting to $62 million. For the six-month period ended July 31, 2004, cash flows from financing activities amounted to $667 million, compared to $1.0 billion for the same period last fiscal year. The cash flows from financing activities for the six-month period ended July 31, 2004 reflect the issuance of $750 million of notes. The cash flows from financing activities for the six-month period ended July 31, 2003 reflect the issuance of 370 million Class B Shares (Subordinate Voting) for net proceeds of $807 million and the increase in short-term borrowings of $396 million, partially offset by the repayment of debentures for $106 million.

Cash flows used by discontinued operations amounted to $29 million and $138 million for the three- and six-month periods ended July 31, 2003.

As a result of the above items, Bombardier's cash and cash equivalents amounted to $2.2 billion as at July 31, 2004, compared to $1.2 billion as at January 31, 2004.

BC

BC's cash flows from operating activities amounted to a use of $16 million for the quarter ended July 31, 2004, compared to cash flows of $51 million for the same quarter last fiscal year. This change mainly results from the variation in net changes in non-cash balances related to operations, which was negative $46 million for the three-month period ended July 31, 2004, compared to negative $5 million for the same period last fiscal year. For the six-month period ended July 31, 2004, cash flows from operating activities amounted to $88 million compared to $59 million for the same period last fiscal year. This improvement is mainly due to the variation in net changes in non-cash balances related to operations, which was $23 million for the six-month period ended July 31, 2004, compared to negative $66 million for the same period last fiscal year. (See note 11 to the interim consolidated financial statements for the details of the net changes in non-cash balances related to operations.)

BC's cash flows from investing activities amounted to $205 million for the quarter ended July 31, 2004, compared to $169 million for the same quarter last fiscal year. The cash flows from investing activities for the three-month period ended July 31, 2004 mainly reflect a net decrease in finance receivables and assets under operating leases and the repayment in fiscal year 2005 of the loan made by BC in fiscal year 2004 in connection with a financing transaction entered into for term-debt management. These items were partially offset by net advances made to Bombardier totalling $626 million. The cash flows from investing activities for the three-month period ended July 31, 2003 mainly reflect a net decrease in finance receivables and assets under operating leases, mainly due to the reduction in the wind-down portfolios, partially offset by net advances made to Bombardier totalling $324 million. For the six-month period ended July 31, 2004, cash flows from investing activities amounted to a use of $41 million compared to cash flows from investing activities of $990 million for the same period last fiscal year. The cash flows used in investing activities for the six-month period ended July 31, 2004 reflect a net decrease in finance receivables and assets under operating leases and the repayment of the previously-discussed loan, offset by net advances made to Bombardier totalling $644 million. The cash flows from investing activities for the six-month period ended July 31, 2003 mainly reflect the net decrease in finance receivables of $1.2 billion.

BC's cash flows from financing activities amounted to a use of $177 million for the quarter ended July 31, 2004, compared to $459 million for the same quarter last fiscal year. The cash flows used in financing activities for the three-month period ended July 31, 2004 reflect a repayment of short-term borrowings of $165 million. The cash flows used in financing activities for the three-month period ended July 31, 2003 reflect the repayment of short-term borrowings and long-term debt. For the six-month period ended July 31, 2004, cash flows from financing activities amounted to a use $12 million, compared to $968 million for the same period last fiscal year. The cash flows used in financing activities for the six-month period ended July 31, 2003 mainly reflect the repayment of short-term borrowings of $700 million, as well as the repayment of long-term debt of $272 million.

As a result of the previously-discussed items, BC's cash and cash equivalents amounted to $46 million as at July 31, 2004, compared to $11 million as at January 31, 2004.

CAPITAL RESOURCES

Total committed credit facilities as at July 31, 2004 were $5.7 billion for Bombardier and $997 million for BC, $1.6 billion and $765 million of which, respectively, were available as at that date. Taking into consideration $2.2 billion of cash and cash equivalents, the Corporation had a total of $4.6 billion of short-term capital resources available as at July 31, 2004.

The Corporation considers that its current credit facilities, as well as expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends and meeting other expected financial commitments. As at July 31, 2004, the Corporation was in compliance with its bank covenants.

Bombardier

Total availability under Bombardier's lines of credit decreased by $45 million during the quarter ended July 31, 2004, and cash and cash equivalents increased by $496 million, for a net increase in short-term capital resources of $451 million. This net increase mainly results from net advances from BC and free cash flows generated of $50 million, partially offset by a reduction of $82 million in the 364-day portion of the European credit facility and dividends paid. On a year-to-date basis, Bombardier's availability under lines of credit increased by $16 million, and cash and cash equivalents increased by $985 million, for an increase in short-term capital resources of $1 billion. This increase mainly results from the issuance of $750 million of notes, net advances from BC and the decrease in the amounts of letters of credit issued under Bombardier credit facilities, partially offset by the weakening of the euro compared to the U.S. dollar, free cash flows used, the reduction in the European credit facility and dividends paid.

In July 2004, the Corporation renewed the 364-day portion of its European credit facility. This facility, totalling €492 million, replaces the previous €560-million facility.

BC

Total availability under BC's lines of credit increased by $165 million during the quarter ended July 31, 2004, and cash and cash equivalents increased by $13 million, for an increase in short-term capital resources of $178 million. This increase mainly results from the net decrease in finance receivables and assets under operating leases and the repayment in fiscal year 2005 of the loan made by BC in fiscal year 2004 in connection with a financing transaction entered into for term-debt management, partially offset by net advances made to Bombardier. On a year-to-date basis, BC's availability under lines of credit was unchanged and cash and cash equivalents increased by $35 million for an increase in short-term capital resources of $35 million. This increase is mainly due to the repayment of the previously-discussed loan, the net decrease in finance receivables and assets under operating leases and cash flows from operating activities, partially offset by net advances made to Bombardier.

CREDIT EVENTS

Certain of the Corporation's financial commitments include provisions that could become effective in the event of a rating downgrade of the Corporation.

A rating downgrade below investment grade by Dominion Bond Rating Services Ltd. (DBRS) or Standard & Poor's (S&P) could result in the reimbursement of customer advances amounting to $118 million in the aerospace segment. In addition, a rating downgrade by Moody's Investor Services Inc. (Moody's) or S&P could require the Corporation to repurchase at their fair value of $13 million as at July 31, 2004, the call options related to the Putable/Callable notes due in 2013, should the call holder elect early termination. The Putable/Callable notes amounting to $300 million would then become repayable at the next coupon reset date (annually on May 31) immediately following such election. Furthermore, BC has entered into an interest-rate swap agreement whereby the counterparty has an optional early termination right in the event of a rating downgrade below investment grade of the Corporation by either Moody's or S&P. The estimated settlement value as at July 31, 2004 was not significant.

A rating downgrade by DBRS could result in the wind-down of $200 million Cdn ($150 million) of a BC inventory finance securitization conduit ($65 million Cdn ($49 million) outstanding as at July 31, 2004). Also, a rating downgrade below investment grade by either Moody's or S&P could result in the wind-down of $125 million of a Bombardier securitization conduit ($68 million outstanding as at July 31, 2004).

DBRS, Fitch Ratings and Moody's reaffirmed the Corporation's credit ratings on May 27, 2004. S&P reaffirmed the Corporation's credit ratings on July 21, 2004.

ACCOUNTING AND REPORTING DEVELOPMENTS

In the first quarter of the current fiscal year, the Corporation prospectively adopted the new accounting rules of the Emerging Issues Committee (EIC), relating to "Revenue Arrangements with Multiple Deliverables" (EIC-142). In addition, on December 17, 2003, the Corporation prospectively adopted EIC-143 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts".

As a result of these changes, Bombardier Aerospace has modified its revenue recognition policy for sales of fractional shares of business aircraft under the North American *Flexjet* fractional ownership program. Bombardier Aerospace now records revenue from the sale of fractional shares in the period during which the related services are rendered to the customer, rather than at the time of transfer of title to the customer.

In addition, in the transportation segment, revenues from product maintenance arrangements entered into on or after December 17, 2003, and other long-term service arrangements entered into after January 31, 2004, which were previously-recognized using the percentage-of-completion method are now recognized using the straight-line method or based on the value of services performed to the customer.

In the aerospace segment, the adoption of these rules resulted in reductions of manufacturing revenues of approximately $49 million and $89 million for the three- and six-month periods ended July 31, 2004 and had no material impact on EBT and earnings (loss) per share for these periods. These rules had no material impact on the interim financial position and results of operations of the transportation segment.

EFFECT OF CURRENCY FLUCTUATIONS

The Corporation is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro and the sterling pound, and from transactions in foreign currencies, mainly the Canadian dollar.

The period-end exchange rates used to translate assets and liabilities were as follows:

	July 31, 2004	January 31, 2004	Decrease
Euro	**1.2033**	1.2455	(3%)
Canadian dollar	**0.7523**	0.7539	-
Sterling pound	**1.8196**	1.8212	-

The average exchange rates used to translate revenues and expenses were as follows:

	Three months ended July 31, 2004	Three months ended July 31, 2003	Increase
Euro	**1.2134**	1.1567	5%
Canadian dollar	**0.7384**	0.7288	1%
Sterling pound	**1.8189**	1.6308	12%

	Six months ended July 31, 2004	Six months ended July 31, 2003	Increase
Euro	**1.2214**	1.1185	9%
Canadian dollar	**0.7442**	0.7006	6%
Sterling pound	**1.8241**	1.6082	13%

FORWARD-LOOKING STATEMENTS
This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended January 31, 2004 under the heading Risks and uncertainties in the Management's Discussion and Analysis section. Unless otherwise required by applicable securities laws, Bombardier Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

August 24, 2004

Bombardier, Challenger, Challenger 300, Challenger 604, CRJ, CRJ200, CRJ700, CRJ900, Flexjet, Global Express, Learjet, Learjet 31A, Learjet 40, Learjet 45, Learjet 45 XR, Learjet XR, Learjet 60, Q100, Q200, Q300, Q400 and Skyjet are trademarks of Bombardier Inc. or its subsidiaries.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com

Un exemplaire en français sera expédié sur demande adressée auprès du Service des affaires publiques ou consultez le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.
Consolidated Balance Sheets
(Unaudited)
(millions of U.S. dollars)

	Notes	Bombardier Inc. consolidated		Bombardier		BC	
		July 31, 2004	January 31, 2004	**July 31, 2004**	January 31, 2004	**July 31, 2004**	January 31, 2004
Assets							
Cash and cash equivalents		$ **2,241**	$ 1,221	$ **2,195**	$ 1,210	$ **46**	$ 11
Receivables		**1,803**	1,838	**1,699**	1,694	**104**	144
Finance receivables	4	**2,970**	3,127	**-**	-	**2,970**	3,127
Assets under operating leases and other	5	**474**	558	**171**	86	**303**	472
Inventories	6	**4,147**	4,340	**4,147**	4,340	**-**	-
Property, plant and equipment		**3,373**	3,524	**3,286**	3,434	**87**	90
Goodwill		**2,263**	2,290	**2,263**	2,290	**-**	-
Deferred income taxes		**545**	527	**358**	343	**187**	184
Investment in BC /advances and subordinated loans to Bombardier		**-**	-	**873**	861	**1,230**	585
Accrued benefit assets		**428**	375	**428**	375	**-**	-
Other assets		**1,129**	1,477	**758**	752	**371**	725
		$ **19,373**	$ 19,277	$ **16,178**	$ 15,385	$ **5,298**	$ 5,338
Liabilities							
Short-term borrowings	7	$ **232**	$ 232	$ **-**	$ -	$ **232**	$ 232
Advances from BC		**-**	-	**780**	135	**-**	-
Accounts payable and accrued liabilities		**6,767**	6,785	**6,542**	6,535	**225**	250
Advances and progress billings in excess of related costs	6	**2,442**	2,686	**2,442**	2,686	**-**	-
Deferred income taxes		**108**	104	**96**	100	**12**	4
Long-term debt	8	**6,794**	6,088	**2,839**	2,097	**3,955**	3,991
Accrued benefit liabilities		**850**	932	**849**	932	**1**	-
Subordinated loans from BC		**-**	-	**450**	450	**-**	-
		17,193	16,827	**13,998**	12,935	**4,425**	4,477
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907		**51**	51	**51**	51	**-**	-
Series 3: 9,402,093		**148**	148	**148**	148	**-**	-
Series 4: 9,400,000		**148**	148	**148**	148	**-**	-
Common shares							
Issued and outstanding:							
Class A: 342,000,410 (342,018,248 as at January 31, 2004)		**32**	31	**32**	31	**-**	-
Class B: 1,408,466,558 (1,407,566,670 as at January 31, 2004)		**1,411**	1,408	**1,411**	1,408	**-**	-
Contributed surplus		**7**	4	**7**	4	**-**	-
Retained earnings		**310**	532	**310**	532	**-**	-
Deferred translation adjustment		**73**	128	**73**	128	**-**	-
Investment in BC		**-**	-	**-**	-	**873**	861
		2,180	2,450	**2,180**	2,450	**873**	861
		$ **19,373**	$ 19,277	$ **16,178**	$ 15,385	$ **5,298**	$ 5,338
Commitments and contingencies	15						

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended July 31

(millions of U.S. dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2004**	2003	**2004**	2003	**2004**	2003
Revenues							
Manufacturing		$ 3,173	$ 3,148	$ 3,173	$ 3,148	$ -	$ -
Services		404	392	404	392	-	-
Financing		81	82	-	-	107	127
Other		218	196	218	196	-	-
		3,876	3,818	3,795	3,736	107	127
Cost of sales		3,389	3,218	3,351	3,201	64	62
Selling, general and administrative		223	280	204	256	19	24
Depreciation and amortization		137	125	123	98	14	27
Research and development		32	22	32	22	-	-
Special items	10	5	28	5	28	-	-
Income from BC		-	-	(6)	(9)	-	-
		3,786	3,673	3,709	3,596	97	113
		90	145	86	140	10	14
Interest expense, net		46	37	46	37	-	-
Income from continuing operations before income taxes		44	108	40	103	10	14
Income taxes		21	38	17	33	4	5
Income from continuing operations		23	70	23	70	6	9
Loss from discontinued operations, net of tax	3	-	(2)	-	(2)	-	-
Net income		$ 23	$ 68	$ 23	$ 68	$ 6	$ 9

Earnings per share:	13		
Basic and diluted			
Income from continuing operations		$ 0.01	$ 0.04
Net income		$ 0.01	$ 0.04

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the six months ended July 31

(millions of U.S. dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2004**	2003	**2004**	2003	**2004**	2003
Revenues							
Manufacturing		$ **5,942**	$ 5,838	$ **5,942**	$ 5,838	$ **-**	$ -
Services		**845**	757	**845**	757	**-**	-
Financing		**165**	171	**-**	-	**215**	273
Other		**452**	384	**452**	384	**-**	-
		7,404	7,150	**7,239**	6,979	**215**	273
Cost of sales		**6,600**	6,001	**6,527**	5,971	**123**	132
Selling, general and administrative		**446**	511	**404**	463	**42**	48
Depreciation and amortization		**282**	287	**252**	224	**30**	63
Research and development		**59**	47	**59**	47	**-**	-
Special items	10	**91**	37	**91**	37	**-**	-
Income from BC		**-**	-	**(12)**	(19)	**-**	-
		7,478	6,883	**7,321**	6,723	**195**	243
		(74)	267	**(82)**	256	**20**	30
Interest expense, net		**91**	75	**91**	75	**-**	-
Income (loss) from continuing operations before income taxes		**(165)**	192	**(173)**	181	**20**	30
Income tax expense (recovery)		**(14)**	67	**(22)**	56	**8**	11
Income (loss) from continuing operations		**(151)**	125	**(151)**	125	**12**	19
Loss from discontinued operations, net of tax	3	**-**	(3)	**-**	(3)	**-**	-
Net income (loss)		$ **(151)**	$ 122	$ **(151)**	$ 122	$ **12**	$ 19

Earnings (loss) per share:	13		
Basic and diluted			
Income (loss) from continuing operations		$ **(0.09)**	$ 0.07
Net income (loss)		$ **(0.09)**	$ 0.07

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the six months ended July 31

(millions of U.S. dollars)

		Bombardier Inc. consolidated	
	Note	2004	2003
Balance at beginning of period		**$ 532**	$ 778
Net income (loss)		**(151)**	122
Dividends:			
Preferred shares		**(11)**	(11)
Common shares		**(60)**	(57)
Share issue costs, net of tax	9	**-**	(23)
Balance at end of period		**$ 310**	$ 809

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended July 31

(millions of U.S. dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2004	2003	2004	2003	2004	2003
Operating activities							
Income from continuing operations		$ 23	$ 70	$ 23	$ 70	$ 6	$ 9
Non-cash items:							
Depreciation and amortization		137	125	123	98	14	27
Income from BC		-	-	(6)	(9)	-	-
Provision for credit losses	4	7	17	-	-	7	17
Deferred income taxes		23	20	20	17	3	3
Gain on disposals of property, plant and equipment		-	(3)	-	(3)	-	-
Stock-based compensation expense	12	1	-	1	-	-	-
Special items	10	5	28	5	28	-	-
Net changes in non-cash balances related to operations	11	(115)	(356)	(69)	(351)	(46)	(5)
Cash flows from operating activities		81	(99)	97	(150)	(16)	51
Investing activities							
Additions to property, plant and equipment		(50)	(45)	(50)	(45)	-	-
Disposals of property, plant and equipment		3	17	3	17	-	-
Disposal of assets held for sale		-	54	-	54	-	-
Net variation in finance receivables		451	494	-	-	451	494
Additions to assets under operating leases - BC		(15)	(71)	-	-	(15)	(71)
Disposals of assets under operating leases - BC		86	198	-	-	86	198
Adjustments to the proceeds of disposal of discontinued operations	3	(28)	-	(28)	-	-	-
Investment in BC / advances and subordinated loans to Bombardier		-	-	626	324	(626)	(324)
Other		271	(156)	(38)	(28)	309	(128)
Cash flows from investing activities		718	491	513	322	205	169
Financing activities							
Net variation in short-term borrowings		(165)	(397)	-	(25)	(165)	(372)
Proceeds from issuance of long-term debt		2	8	2	4	-	4
Repayments of long-term debt	8	(25)	(197)	(13)	(106)	(12)	(91)
Issuance of shares, net of related costs		1	-	1	-	-	-
Dividends paid		(65)	(62)	(65)	(62)	-	-
Cash flows from financing activities		(252)	(648)	(75)	(189)	(177)	(459)
Effect of exchange rate changes on cash and cash equivalents		(38)	(80)	(39)	16	1	(96)
Cash flows from continuing operations		509	(336)	496	(1)	13	(335)
Cash flows from discontinued operations	3	-	(29)	-	(29)	-	-
Net increase (decrease) in cash and cash equivalents		509	(365)	496	(30)	13	(335)
Cash and cash equivalents at beginning of period		1,732	886	1,699	298	33	588
Cash and cash equivalents at end of period[1]		$ 2,241	$ 521	$ 2,195	$ 268	$ 46	$ 253

[1] Includes the following:

Cash and cash equivalents related to:						
Continuing operations	$ 2,241	$ 498	$ 2,195	$ 245	$ 46	$ 253
Discontinued operations	-	23	-	23	-	-
	$ 2,241	$ 521	$ 2,195	$ 268	$ 46	$ 253

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the six months ended July 31

(millions of U.S. dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2004	2003	2004	2003	2004	2003
Operating activities							
Income (loss) from continuing operations		$ (151)	$ 125	$ (151)	$ 125	$ 12	$ 19
Non-cash items:							
Depreciation and amortization		282	287	252	224	30	63
Income from BC		-	-	(12)	(19)	-	-
Provision for credit losses	4	18	36	-	-	18	36
Deferred income taxes		(23)	40	(28)	33	5	7
Gain on disposals of property, plant and equipment		-	(10)	-	(10)	-	-
Stock-based compensation expense	12	3	-	3	-	-	-
Special items	10	91	37	91	37	-	-
Net changes in non-cash balances related to operations	11	(189)	(1,742)	(212)	(1,676)	23	(66)
Cash flows from operating activities		31	(1,227)	(57)	(1,286)	88	59
Investing activities							
Additions to property, plant and equipment		(114)	(169)	(113)	(168)	(1)	(1)
Disposals of property, plant and equipment		6	111	6	96	-	15
Disposal of assets held for sale		-	54	-	54	-	-
Net variation in finance receivables		137	1,232	-	-	137	1,232
Additions to assets under operating leases - BC		(28)	(92)	-	-	(28)	(92)
Disposals of assets under operating leases - BC		171	269	-	-	171	269
Adjustments to the proceeds of disposal of discontinued operations	3	(28)	-	(28)	-	-	-
Investment in BC / advances and subordinated loans to Bombardier		-	-	644	182	(644)	(182)
Other		279	(290)	(45)	(39)	324	(251)
Cash flows from investing activities		423	1,115	464	125	(41)	990
Financing activities							
Net variation in short-term borrowings		-	(304)	-	396	-	(700)
Proceeds from issuance of long-term debt		761	8	761	4	-	4
Repayments of long-term debt	8	(38)	(386)	(26)	(114)	(12)	(272)
Issuance of shares, net of related costs	9	3	807	3	807	-	-
Dividends paid		(71)	(67)	(71)	(67)	-	-
Cash flows from financing activities		655	58	667	1,026	(12)	(968)
Effect of exchange rate changes on cash and cash equivalents		(89)	31	(89)	56	-	(25)
Cash flows from continuing operations		1,020	(23)	985	(79)	35	56
Cash flows from discontinued operations	3	-	(138)	-	(138)	-	-
Net increase (decrease) in cash and cash equivalents		1,020	(161)	985	(217)	35	56
Cash and cash equivalents at beginning of period		1,221	682	1,210	485	11	197
Cash and cash equivalents at end of period[(1)]		$ 2,241	$ 521	$ 2,195	$ 268	$ 46	$ 253

(1) Includes the following:

Cash and cash equivalents related to:						
Continuing operations	$ 2,241	$ 498	$ 2,195	$ 245	$ 46	$ 253
Discontinued operations	-	23	-	23	-	-
	$ 2,241	$ 521	$ 2,195	$ 268	$ 46	$ 253

The accompanying notes are an integral part of these interim consolidated financial statements and provide information *on the financial statement presentation.*

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
For the three- and six-month periods ended July 31, 2004
(Tabular figures in millions of U.S. dollars, unless otherwise indicated)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. (the "Corporation") is incorporated under the laws of Canada. A diversified manufacturing and services company, Bombardier Inc. is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment. It also provides financial services and asset management in business areas aligned with its core expertise.

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at the balance sheet date for assets and liabilities, and the average exchange rate of the corresponding periods for the consolidated statements of income and consolidated statements of cash flows items. Equity transactions have been translated at historical rates for the last five years with opening equity on February 1, 1999 translated at the exchange rate on that date. The net adjustment arising from the effect of the translation has been included in the deferred translation adjustment account in shareholders' equity.

Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to use mainly western European currencies as their functional currencies. No gains or losses resulted from the change of functional currencies. This change was made as a result of the increasing proportion of the Corporation's revenues, costs, intercompany arrangements, capital expenditures and long-term debt denominated in U.S. dollars.

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Bombardier Inc. and its subsidiaries carry out their operations in three distinct segments, each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the interim consolidated financial statements.

The following describes the columns shown in these interim consolidated financial statements.

Bombardier Inc. consolidated
This column represents all of the activities of the Corporation on a consolidated basis, after the elimination of balances and transactions between Bombardier and BC.

Bombardier
This column represents the activities of the Corporation's two manufacturing segments (aerospace and transportation). Transactions and balances between these segments have been eliminated, whereas transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC. Bombardier's former recreational products segment, which was sold on December 18, 2003, is presented as discontinued operations.

BC
This column represents the financial services and real estate activities of the Corporation. Transactions and balances within BC have been eliminated, whereas transactions and balances between BC and Bombardier have not been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. They also include the Corporation's proportionate share of the accounts of its joint ventures. Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, they are accounted for within the Corporation's interim consolidated financial statements.

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements, and follow the same accounting policies in their application as the most recent annual Consolidated Financial Statements, except for the adoption of the accounting recommendations and rules described in note 2. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2004.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. Historically, Bombardier Aerospace has had higher aircraft deliveries during the fourth quarter compared to the first three quarters of its fiscal year, generating higher revenues in this quarter. In addition, the Corporation generally invests in non-cash balances related to operations during the first three quarters of a fiscal year, mainly in the aerospace segment. This investment in non-cash balances related to operations is typically reduced in the fourth quarter.

2. CHANGES IN ACCOUNTING POLICIES

On December 17, 2003, the Corporation prospectively adopted the new accounting rules of the Emerging Issues Committee (EIC) relating to "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts" (EIC-143). These new accounting rules apply to extended warranty and product maintenance contracts that are separately priced, as well as those not separately priced but which are accounted for as separate units of accounting in accordance with "Revenue Arrangements with Multiple Deliverables" (EIC-142). These new rules apply to contracts entered into on or after December 17, 2003. The adoption of the new rules had no material impact on the interim consolidated financial statements.

On December 17, 2003, the EIC issued EIC-142, "Revenue Arrangements with Multiple Deliverables." EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. The Corporation prospectively adopted these new rules effective February 1, 2004. As a result, revenues from the sale of fractional shares are now recorded over the period the related services are rendered to the customer, rather than at the time of transfer of title to the customer. At the time of sale, the proceeds from the sale are recorded as deferred revenues and included in accounts payable and accrued liabilities and the carrying value of the related inventory is transferred to assets under operating leases and other and is amortized over the expected useful life of the asset. The adoption of these rules in the aerospace segment resulted in a reduction of manufacturing revenues of approximately $49 million and $89 million for the three and six-month periods ended July 31, 2004, respectively, and had no material impact on net income (loss) and earnings (loss) per share for the three- and six-month periods ended July 31, 2004. These rules had no material impact on the interim financial position and results of operations of the transportation segment.

In December 2001, the Accounting Standards Board issued Accounting Guideline (AcG-13) "Hedging Relationships," as amended. In June 2002, EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments," was also issued. AcG-13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. EIC-128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized on the balance sheet and measured at fair value, with changes in fair value recognized in income of the period. The Corporation adopted both AcG-13 and EIC-128 effective February 1, 2004. The adoption of the new recommendations had no material impact on the interim consolidated financial statements.

3. DISCONTINUED OPERATIONS

On December 18, 2003, the Corporation sold its recreational products segment. The results of operations and cash flows of the recreational products segment for the three- and six-month periods ended July 31, 2003 have been segregated in the accompanying interim consolidated financial statements and reported as discontinued operations.

The results of discontinued operations were as follows:

	Three months ended July 31, 2003		Six months ended July 31, 2003	
Revenues	$	358	$	700
Cost of sales and operating expenses[1]		343		672
Depreciation and amortization		12		20
Interest expense, net		7		13
		362		705
Loss before income taxes		(4)		(5)
Income tax recovery		(2)		(2)
Loss from discontinued operations	$	(2)	$	(3)
Basic and diluted loss per share	$	-	$	-

[1] Comprised of selling, general and administrative and research and development expenses.

The cash flows from discontinued operations were as follows:

	Three months ended July 31, 2003		Six months ended July 31, 2003	
Operating activities	$	(32)	$	(132)
Investing activities		5		-
Financing activities		(1)		(1)
Effect of exchange rate changes on cash and cash equivalents		(1)		(5)
Cash flows from discontinued operations	$	(29)	$	(138)

During the three-month period ended July 31, 2004, the Corporation paid $28 million as an adjustment to the proceeds on the disposal of this segment, mainly in connection with its commitment towards pension plan funding. This commitment was fully provided for at the time of sale, and therefore had no impact on the results of operations of the period.

4. FINANCE RECEIVABLES

BC's finance receivables were as follows:

		July 31, 2004		January 31, 2004
Continued portfolios				
Inventory finance[1]	$	1,643	$	1,865
Receivable financing[2]		39		63
		1,682		1,928
Commercial aircraft				
Interim financing		715		516
Long-term leasing		90		75
		805		591
		2,487		2,519
Allowance for credit losses		(20)		(29)
Total continued portfolios		2,467		2,490
Wind-down portfolios				
Manufactured housing[3]		197		234
Business aircraft		180		200
Consumer finance		117		147
Industrial equipment		21		32
Other		25		52
		540		665
Allowance for credit losses		(37)		(28)
Total wind-down portfolios		503		637
	$	2,970	$	3,127

(1) Includes $1,354 million securitized to third parties as at July 31, 2004 ($1,193 million as at January 31, 2004).
(2) Represents financing provided to the Corporation's former recreational products segment.
(3) In addition, manufactured housing portfolios in public securitization vehicles amounting to $1,085 million as at July 31, 2004 ($1,175 million as at January 31, 2004) were serviced by BC.

Allowance for credit losses

Changes in the allowance for credit losses were as follows:

	Three months ended July 31,				Six months ended July 31,			
		2004		2003		2004		2003
Balance at beginning of period	$	54	$	94	$	57	$	99
Provision for credit losses		7		17		18		36
Amounts charged off – net of recoveries		(4)		(33)		(18)		(58)
Effect of foreign currency exchange rate changes		-		-		-		1
Balance at end of period	$	57	$	78	$	57	$	78

Impaired finance receivables amounted to $4 million and $58 million as at July 31, 2004 for the continued and wind-down portfolios respectively ($6 million and $70 million respectively, as at January 31, 2004). Repossessed assets amounted to $24 million as at July 31, 2004 ($37 million as at January 31, 2004).

5. ASSETS UNDER OPERATING LEASES AND OTHER

Assets under operating leases and other were as follows:

	July 31, 2004		January 31, 2004	
	Cost	Net book value	Cost	Net book value
Bombardier				
Pre-owned aircraft under operating leases	$ 117	$ 87	$ 90	$ 86
Aircraft under the fractional ownership program	86	84	-	-
	$ 203	$ 171	$ 90	$ 86
BC				
Continued portfolio				
Commercial aircraft	264	167	320	207
Wind-down portfolios				
Business aircraft	74	53	255	174
Railcar leasing	52	37	53	39
Industrial equipment	51	30	52	35
Other	31	16	32	17
	208	136	392	265
Total BC	472	303	712	472
	$ 675	$ 474	$ 802	$ 558

6. INVENTORIES

Bombardier's inventories were as follows:

	July 31, 2004	January 31, 2004
Raw materials	$ 120	$ 80
Aerospace programs	1,542	1,621
Long-term contracts	1,584	1,838
Finished products	901	801
	$ 4,147	$ 4,340

Costs incurred and recorded margins related to long-term contracts, and costs incurred related to ongoing aerospace programs amounted to $4,277 million and $2,179 million respectively as at July 31, 2004 ($4,154 million and $2,203 million respectively as at January 31, 2004). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $4,576 million and $1,196 million respectively as at July 31, 2004 ($4,400 million and $1,184 million respectively, as at January 31, 2004), $1,883 million and $559 million of which, respectively, represent a liability disclosed as advances and progress billings in excess of related costs as at July 31, 2004 ($2,084 million and $602 million respectively as at January 31, 2004).

As at July 31, 2004, finished products included eight new aircraft not associated with a firm order, amounting to $83 million and 24 pre-owned aircraft amounting to $136 million (four new aircraft amounting to $53 million and 23 pre-owned aircraft amounting to $161 million as at January 31, 2004).

7. SHORT-TERM BORROWINGS

Short-term borrowings were as follows:

	July 31, 2004	January 31, 2004
Bombardier	$ -	$ -
BC	232	232
	$ 232	$ 232

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios on a quarterly basis, a condition which was met as at July 31, 2004 and January 31, 2004.

Bombardier

July 31, 2004

Credit facilities	Amounts committed	Amounts drawn	Letters of credit issued	Amounts available	Period-end rate	Average rate	Maturity (fiscal year)
European	$ 4,382	$ -	$ 3,012	$ 1,370	-	-	2006-2008
North American	1,302	-	1,069	233	-	-	2005-2006
	$ 5,684	$ -	$ 4,081	$ 1,603			

January 31, 2004

Credit facilities	Amounts committed	Amounts drawn	Letters of credit issued	Amounts available	Year-end rate	Average rate for the year	Maturity (fiscal year)
European	$ 4,621	$ -	$ 3,380	$ 1,241	-	2.5%	2005-2008
North American	1,304	-	958	346	-	3.9%	2005-2006
	$ 5,925	$ -	$ 4,338	$ 1,587			

In July 2004, the Corporation renewed the 364-day portion of its European credit facility. This facility, totalling €492 million, replaces the €560-million facility.

Remaining letters of credit issued related to the Adtranz acquisition amounted to $225 million as at July 31, 2004 ($286 million as at January 31, 2004).

In addition to the letters of credit issued shown in the above tables, Bombardier had $186 million of letters of credit issued as at July 31, 2004 ($306 million as at January 31, 2004).

BC

July 31, 2004

Credit facilities	Amounts committed	Amounts drawn[1]	Amounts available	Period-end rate	Average rate[2]	Maturity (fiscal year)
Revolving lines	$ 600	$ -	$ 600	-	1.8%	2006
Securitized floorplan	397	232	165	2.1%	2.0%	2005
	$ 997	$ 232	$ 765			

(1) The foreign currency component of the amounts drawn was $129 million Cdn.
(2) The average rate is for the six-month period ended July 31, 2004.

January 31, 2004

Credit facilities	Amounts committed	Amounts drawn[1]	Amounts available	Year-end rate	Average rate for the year	Maturity (fiscal year)
Revolving lines	$ 600	$ -	$ 600	-	1.8%	2006
Securitized floorplan	397	232	165	2.0%	2.2%	2005
	$ 997	$ 232	$ 765			

(1) The foreign currency component of the amounts drawn was $129 million Cdn.

8. LONG-TERM DEBT

In April 2004, the Corporation issued $500 million of notes bearing interest at 6.3% due in 2014 and $250 million of notes bearing interest at 7.45% due in 2034.

In July 2003, Bombardier repaid, at maturity, debentures amounting to $150 million Cdn ($106 million) and BC repaid, at maturity, notes amounting to $100 million Cdn ($71 million).

In February 2003, BC repaid debentures at maturity amounting to $250 million Cdn ($166 million).

9. SHARE CAPITAL

In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 Cdn per share. The net proceeds from this issue amounted to $1,170 million Cdn ($807 million), net of issue costs of $33 million Cdn ($23 million).

10. SPECIAL ITEMS

On March 16, 2004, the Board of Directors of the Corporation approved a restructuring initiative to reduce the cost structure of the transportation segment. This restructuring initiative was launched as a result of significant plant manufacturing overcapacity. The charge of $5 million recorded in the three-month period ended July 31, 2004 relates to additional asset impairments, and the charge of $91 million recorded in the six-month period ended July 31, 2004 mainly reflects severance and other involuntary termination costs, as well as site closure costs in connection with this restructuring iniative. Charges of approximately $143 million related to this restructuring initiative are expected to be recorded as special items over the remainder of fiscal years 2005 and 2006.

During the three-month period ended July 31, 2003, the Corporation recorded special items in the aerospace segment of $28 million, comprising charges totalling $30 million for severance and other involuntary termination costs and a gain of $2 million as a result of the sale of the Belfast City Airport. For the six-month period ended July 31, 2003, special items in the aerospace segment totalled $37 million, comprising charges totalling $39 million related to severance and other involuntary termination costs and a gain of $2 million related to the sale of the Belfast City Airport.

The following table summarizes provisions for severance and other involuntary termination costs and other costs presented as special items for the three-month period ended July 31, 2004:

	Severance and other involuntary termination costs	Other	Total
Balance as at April 30, 2004	$ 207	$ 67	$ 274
Current expense	-	5	5
Changes in estimates	-	-	-
Non-cash item	-	(23)	(23)
Cash paid	(30)	-	(30)
Effect of foreign currency exchange rate changes	(2)	1	(1)
Balance as at July, 31, 2004	**$ 175**	**$ 50**	**$ 225**

The following table summarizes provisions for severance and other involuntary termination costs and other costs presented as special items for the six-month period ended July 31, 2004:

	Severance and other involuntary termination costs	Other	Total
Balance as at January 31, 2004	$ 179	$ 37	$ 216
Current expense	53	38	91
Changes in estimates	-	-	-
Non-cash item	-	(23)	(23)
Cash paid	(50)	(1)	(51)
Effect of foreign currency exchange rate changes	(7)	(1)	(8)
Balance as at July, 31, 2004	**$ 175**	**$ 50**	**$ 225**

11. NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

Net changes in non-cash balances related to operations were as follows:

	Three months ended July 31,		**Six months ended July 31,**	
	2004	2003	**2004**	2003
Bombardier				
Receivables	**$ (134)**	$ 60	**$ (37)**	$ (135)
Assets under operating leases and other	**(51)**	-	**(85)**	-
Gross inventories	**(77)**	153	**(302)**	(444)
Accounts payable and accrued liabilities	**183**	(257)	**77**	(659)
Advances and progress billings				
applied against inventory	**57**	(342)	**510**	(182)
shown as liability	**(16)**	45	**(209)**	(250)
Accrued benefit liabilities, net	**25**	(10)	**(114)**	(6)
Other	**(56)**	-	**(52)**	-
	(69)	(351)	**(212)**	(1,676)
BC				
Receivables	**5**	(1)	**41**	(18)
Accounts payable and accrued liabilities	**(39)**	53	**(21)**	(56)
Other	**(12)**	(57)	**3**	8
	(46)	(5)	**23**	(66)
	$ (115)	$ (356)	**$ (189)**	$ (1,742)

12. SHARE-BASED PLANS

Stock-based compensation expense

Effective February 1, 2003, the Corporation began expensing under the fair value method its employee stock-based compensation for all awards granted or modified after February 1, 2003 in accordance with the new accounting recommendations for stock-based compensation and other stock-based payments. Expenses of $1 million and $3 million were recorded during the three and six-month periods ended July 31, 2004.

Stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted average grant date fair value were as follows:

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Number of stock options granted	**14,385,000**	6,862,000	**14,767,520**	6,862,000
Weighted average grant date fair value	**$ 1.05**	$ 1.08	**$ 1.08**	$ 1.08

There were 56,334,831 and 44,073,986 stock options issued and outstanding as at July 31, 2004 and as at January 31, 2004 respectively.

The fair value of each stock option granted was determined using an option pricing model and the following weighted average assumptions:

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Risk-free interest rate	**4.20%**	3.55%	**4.18%**	3.55%
Expected life	**5 years**	5 years	**5 years**	5 years
Expected volatility in the market price of the shares	**49.10%**	50.90%	**49.10%**	50.90%
Expected dividend yield	**1.20%**	1.20%	**1.20%**	1.20%

Pro forma disclosure of fair value of stock options

Prior to February 1, 2003, the Corporation accounted for options granted under its share option plans as capital transactions. If the stock options granted in fiscal year 2003 had been accounted for based on the fair value method, net income for the three-month period ended July 31, 2004 would have decreased by $1 million and net loss for the six-month period ended July 31, 2004 would have increased by $2 million. Basic and diluted earnings (loss) per share would have remained as reported. For the three- and six-month periods ended July 31, 2003, net income would have decreased by $2 million and $3 million respectively, and basic and diluted earnings per share would have remained as reported. The pro forma figures do not give effect to stock options granted prior to February 1, 2002.

13. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were as follows. The number of shares and stock options in the table are expressed in thousands.

	Three months ended July 31,		Six months ended July 31,	
	2004	2003	**2004**	2003
Income (loss) from continuing operations	**$ 23**	$ 70	**$ (151)**	$ 125
Preferred share dividends, net of tax	**(5)**	(6)	**(11)**	(11)
Income (loss) from continuing operations available to common shareholders	**18**	64	**(162)**	114
Loss from discontinued operations, net of tax	**-**	(2)	**-**	(3)
Net income (loss) available to common shareholders	**$ 18**	$ 62	**$ (162)**	$ 111
Weighted average number of common shares outstanding	**1,750,343**	1,748,099	**1,750,117**	1,592,046
Net effect of stock options	**636**	845	**1,041**	782
Weighted average diluted number of common shares outstanding	**1,750,979**	1,748,944	**1,751,158**	1,592,828
Basic and diluted earnings (loss) per share:				
From continuing operations	**$ 0.01**	$ 0.04	**$ (0.09)**	$ 0.07
From discontinued operations	**-**	-	**-**	-
	$ 0.01	$ 0.04	**$ (0.09)**	$ 0.07

For the three-month periods ended July 31, 2004 and 2003, a total of 47,574,165 stock options and 44,181,020 stock options respectively; and for the six-month periods ended July 31, 2004 and 2003, a total of 46,214,728 and 44,265,020 stock options, respectively; were excluded from the calculation of diluted earnings per share, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinated Voting) for the respective periods. For the six-month period ended July 31, 2004, the effect of stock options potentially exercisable on loss per common share from continuing operations was anti-dilutive; therefore, basic and diluted loss per share from continuing operations are the same.

14. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost for the three-month periods ended July 31 were as follows:

	2004		2003	
	Pension benefits	**Other benefits**	Pension benefits[1]	Other benefits[1]
Current service cost	**$ 39**	**$ 2**	$ 39	$ 2
Interest cost	**68**	**5**	61	3
Expected return on plan assets	**(56)**	**-**	(50)	-
Amortization of past service costs	**1**	**-**	2	-
Amortization of actuarial loss	**17**	**2**	8	1
Curtailment loss (gain)	**-**	**-**	1	(1)
Settlement gain	**-**	**-**	(1)	-
Special termination benefits	**-**	**-**	2	-
	$ 69	**$ 9**	$ 62	$ 5

[1] For the three-month period ended July 31, 2003, benefit cost recognized includes $4 million relating to the Corporation's former recreational products segment. This amount is included in loss from discontinued operations in the interim consolidated statements of income.

The components of the benefit cost for the six-month periods ended July 31 were as follows:

	2004		2003	
	Pension benefits	**Other benefits**	Pension benefits[1]	Other benefits[1]
Current service cost	**$ 78**	**$ 5**	$ 77	$ 5
Interest cost	**136**	**9**	119	7
Expected return on plan assets	**(113)**	**-**	(99)	-
Amortization of past service costs	**2**	**-**	4	-
Amortization of actuarial loss	**35**	**4**	16	1
Curtailment loss (gain)	**-**	**-**	1	(2)
Settlement gain	**-**	**-**	(1)	-
Special termination benefits	**-**	**-**	4	-
	$ 138	**$ 18**	$ 121	$ 11

[1] For the six-month period ended July 31, 2003, benefit cost recognized includes $8 million relating to the Corporation's former recreational products segment. This amount is included in loss from discontinued operations in the interim consolidated statements of income.

15. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these interim consolidated financial statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure. The maximum potential exposure does not reflect payments expected to be made by the Corporation.

	July 31, 2004		January 31, 2004	
	Maximum potential exposure	**Provision and liabilities**	Maximum potential exposure	Provision and liabilities
Aircraft sales				
Credit (a)	**$ 1,049**		$ 1,085	
Residual value (a)	**2,595**		2,403	
Mutually exclusive exposure[1]	**(840)**		(866)	
Total credit and residual value exposure	**$ 2,804**	**$ 864**	$ 2,622	$ 825
Trade-in options (b)	**1,511**	**30**	1,983	45
Put options (c)	**40**	**10**	81	23
Other[2]				
Credit (e)	**45**	**-**	45	-
Residual value (e)	**119**	**-**	118	-
Repurchase obligations (f)	**169**	**-**	185	-
Performance guarantees (g)	**1,073**	**-**	1,889	-

(1) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the exposure under these guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
(2) In addition, the Corporation has also provided other guarantees (see section h).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to the sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other collateral available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, the anticipated proceeds from other collateral covering such exposures and liabilities available to mitigate the exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions and liabilities.

a) *Credit and residual value*

Bombardier provides credit guarantees in the form of guarantees of lease payments, as well as services related to the remarketing of aircraft. These guarantees are mainly issued for the benefit of providers of financing to customers, maturing in different periods up to 2026. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 53% of the total maximum credit risk as at July 31, 2004.

In addition, Bombardier provides guarantees of the residual value of aircraft at the expiry date of certain financing and lease agreements. The following table summarizes the outstanding residual value guarantees as at July 31, 2004 and the period in which they can be exercised:

Less than 1 year	$ 17
1 – 5 years	125
6 – 10 years	557
11 – 15 years	711
Thereafter	1,185
	$ 2,595

b) Trade-in options
In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their aircraft at a predetermined amount and during a predetermined period, conditional upon the purchase of a new aircraft. As at July 31, 2004, the Corporation's commitment to purchase pre-owned aircraft was as follows:

Less than 1 year	$ 981
1 – 3 years	184
4 – 5 years	199
Thereafter	147
	$ 1,511

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information from the sale of similar aircraft in the secondary market. Provisions relating to anticipated losses on trade-in options amounted to $21 million as at July 31, 2004 ($24 million as at January 31, 2004). In addition, a provision related to trade-in commitments in connection with firm orders for new aircraft amounted to $9 million as at July 31, 2004 ($21 million as at January 31, 2004).

c) Fractional ownership put options
Under the North American *Bombardier Flexjet* fractional ownership program, certain customers can trade in their fractional shares of aircraft at predetermined amounts for fractional shares of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for fractional shares of a larger model, was $40 million as at July 31, 2004 ($81 million as at January 31, 2004). The Corporation recorded a $10-million provision as at July 31, 2004 ($23 million as at January 31, 2004) for anticipated losses based on the likelihood that these options will be exercised.

In addition, the Corporation provides customers with an option to sell back their portion of the aircraft at estimated fair value if the option is exercised within a pre-determined period from the date of purchase. As at July 31, 2004, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $502 million ($504 million as at January 31, 2004). Since the purchase price is established at the estimated fair value of the fractional shares at the time the option is exercised, the Corporation is not exposed to off-balance sheet risk in connection with these options.

d) Financing commitments
The Corporation has committed to providing financing in relation to orders on hand, which, net of third-party financing already arranged, amounted to $4.1 billion as at July 31, 2004 ($3.5 billion as at January 31, 2004). These commitments are related to aircraft on firm order and are scheduled for delivery through fiscal year 2010 and have scheduled expiration dates. The Corporation mitigates its exposure to credit risk by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

e) Credit and residual value
In connection with the sale of certain rail transportation equipment, Bombardier has provided a credit guarantee of lease payment. This guarantee matures in 2020 and relates to a single customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value guarantees, mostly in the transportation segment, mainly exercisable in 2014.

f) Repurchase obligations

The Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. Amounts of $169 million as at July 31, 2004 and January 31, 2004 relate to two agreements whereby the Corporation may be required, beginning in 2008, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in 2008, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, is expected to cover the Corporation's exposure.

g) Performance guarantees

In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer.

The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped amounted to approximately $333 million as at July 31, 2004 ($1,135 million as at January 31, 2004). For projects for which the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $740 million as at July 31, 2004 ($754 million as at January 31, 2004). Such joint and several obligations and guarantees have been rarely called upon in the past and no significant liability has been recognized in the interim consolidated financial statements in connection with these obligations and guarantees.

h) Other

In the normal course of business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

Sale and leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars, which, in most instances were simultaneously leased to operators. Total residual value guarantees related to these transactions amounted to $24 million as at July 31, 2004 and January 31, 2004.

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related residual value guarantees totalled $75 million as at July 31, 2004 ($79 million as at January 31, 2004).

Litigations

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

16. SEGMENT DISCLOSURE

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Bombardier Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the *Bombardier Flexjet* fractional ownership program, technical services, aircraft maintenance and pilot training.

Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services.

BC offers secured inventory financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2004, except for the changes in accounting recommendations and rules described in note 2. Management evaluates the performance of each segment based on income or loss before income taxes. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Net corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs is allocated to each manufacturing segment based on its net assets. The Corporation does not allocate corporate interest charges to the BC segment. Net assets exclude cash and cash equivalents, investment in BC and advances and subordinated loans to Bombardier and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liabilities. Most corporate office charges are allocated based on each segment's revenues.

The tables containing the detailed segmented data are shown hereafter.

Bombardier and Flexjet are trademarks of Bombardier Inc. or its subsidiaries.

SEGMENT DISCLOSURE

(Unaudited)

For the three months ended July 31

(millions of U.S. dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
External revenues	**$ 3,876**	$ 3,818	**$ 1,952**	$ 2,052	**$ 1,843**	$ 1,684	**$ 81**	$ 82
Intersegment revenues	**-**	-	**-**	-	**4**	3	**26**	45
Segmented revenues	**3,876**	3,818	**1,952**	2,052	**1,847**	1,687	**107**	127
Cost of sales	**3,389**	3,218	**1,726**	1,783	**1,629**	1,421	**64**	62
Selling, general and administrative	**223**	280	**85**	92	**119**	164	**19**	24
Depreciation and amortization	**137**	125	**87**	71	**36**	27	**14**	27
Research and development	**32**	22	**12**	13	**20**	9	**-**	-
Special items	**5**	28	**-**	28	**5**	-	**-**	-
	3,786	3,673	**1,910**	1,987	**1,809**	1,621	**97**	113
	90	145	**42**	65	**38**	66	**10**	14
Interest expense (income), net	**46**	37	**54**	46	**(8)**	(9)	**-**	-
Income (loss) from continuing operations before income taxes	**$ 44**	$ 108	**$ (12)**	$ 19	**$ 46**	$ 75	**$ 10**	$ 14
Additions to property, plant and equipment	**$ 50**	$ 45	**$ 42**	$ 30	**$ 8**	$ 15	**$ -**	$ -

SEGMENT DISCLOSURE

(Unaudited)
For the six months ended July 31
(millions of U.S. dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
External revenues	$ **7,404**	$ 7,150	$ **3,711**	$ 3,660	$ **3,528**	$ 3,319	$ **165**	$ 171
Intersegment revenues	**-**	-	**-**	-	**8**	7	**50**	102
Segmented revenues	**7,404**	7,150	**3,711**	3,660	**3,536**	3,326	**215**	273
Cost of sales	**6,600**	6,001	**3,269**	3,176	**3,266**	2,802	**123**	132
Selling, general and administrative	**446**	511	**169**	178	**235**	285	**42**	48
Depreciation and amortization	**282**	287	**182**	140	**70**	84	**30**	63
Research and development	**59**	47	**22**	21	**37**	26	**-**	-
Special items	**91**	37	**-**	37	**91**	-	**-**	-
	7,478	6,883	**3,642**	3,552	**3,699**	3,197	**195**	243
	(74)	267	**69**	108	**(163)**	129	**20**	30
Interest expense (income), net	**91**	75	**104**	95	**(13)**	(20)	**-**	-
Income (loss) from continuing operations before income taxes	$ **(165)**	$ 192	$ **(35)**	$ 13	$ **(150)**	$ 149	$ **20**	$ 30
Additions to property, plant and equipment	$ **114**	$ 169	$ **91**	$ 88	$ **22**	$ 80	$ **1**	$ 1

As at	**July 31, 2004**	January 31, 2004	**July 31, 2004**	January 31, 2004	**July 31, 2004**	January 31, 2004	**July 31, 2004**	January 31, 2004
Net segmented assets	$ **3,799**	$ 3,679	$ **2,362**	$ 2,354	$ **564**	$ 464	$ **873**	$ 861
Accounts payable and accrued liabilities	**6,542**	6,535						
Income taxes payable	**(7)**	-						
Advances and progress billings in excess of related costs	**2,442**	2,686						
Accrued benefit liabilities	**849**	932						
Deferred income tax asset	**358**	343						
Cash and cash equivalents	**2,195**	1,210						
Total assets – Bombardier	**16,178**	15,385						
Investment in BC	**(873)**	(861)						
Advances and subordinated loans from BC	**(1,230)**	(585)						
Total assets – BC	**5,298**	5,338						
Total assets – Bombardier Inc. consolidated	$ **19,373**	$ 19,277						